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UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 2)*
Martha Stewart Living Omnimedia, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
573083102
(CUSIP Number)
December 31, 2001

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        / /      Rule 13d-1(b)

        / /      Rule 13d-1(c)

        /x/      Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.            573083102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership ("KPCB IX-A") 94-3320707

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited partnership

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER
1,515,548

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER
1,515,548

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,515,548

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
10.0%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        573083102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
KPCB IX Associates, LLC, a California limited liability company ("KPCB IX Associates") 94-3320706

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
California limited liability company

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
0

		6	SHARED VOTING POWER

1,949,418 shares of which 1,515,548 shares are held directly by KPCB IX-A, 387,084 shares are held directly by KPCB IX Associates, and 46,786 shares are held directly by Kleiner Perkins Caufield & Byers IX-B, L.P., a California limited partnership ("KPCB IX-B"). KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

		7	SOLE DISPOSITIVE POWER
0

		8	SHARED DISPOSITIVE POWER

1,949,418 shares of which 1,515,548 shares are held directly by KPCB IX-A, 387,084 shares are held directly by KPCB IX Associates, and 46,786 shares are held directly by KPCB IX-B. KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,949,418

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
12.9%

12	TYPE OF REPORTING PERSON
PN

CUSIP NO.        573083102

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
L. John Doerr

2	CHECK THE APPROPRIATE BOX IF A	(a)	/ /
	MEMBER OF A GROUP	(b)	/x/

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH		5	SOLE VOTING POWER
9,350 shares of which 7,000 shares are held through vested options (exercisable within 60 days).

		6	SHARED VOTING POWER

1,999,403 shares of which 1,515,548 shares are held directly by KPCB IX-A, 387,084 shares are held directly by KPCB IX Associates, 46,786 shares are held directly by KPCB IX-B, and 49,985 shares are held directly by KPCB Information Sciences Zaibatsu Fund II, L.P., a California limited partnership ("KPCB ZF II"). KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B. KPCB VII Associates, L.P., a California limited partnership ("KPCB VII Associates") is the general partner of KPCB ZF II. Mr. Doerr is a managing director of KPCB IX Associates and a general partner of KPCB VII Associates. Mr. Doerr disclaims beneficial ownership of the shares held directly by KPCB IX-A, KPCB IX Associates, KPCB IX-B and KPCB ZF II.

		7	SOLE DISPOSITIVE POWER
9,350 shares of which 7,000 shares are held through vested options (exercisable within 60 days).

		8	SHARED DISPOSITIVE POWER

1,999,403 shares of which 1,515,548 shares are held directly by KPCB IX-A, 387,084 shares are held directly by KPCB IX Associates, 46,786 shares are held directly by KPCB IX-B, and 49,985 shares are held directly by KPCB ZF II. KPCB IX Associates is the general partner of KPCB IX-A and KPCB IX-B. KPCB VII Associates is the general partner of KPCB ZF II. Mr. Doerr is a managing director of KPCB IX Associates and a general partner of KPCB VII Associates. Mr. Doerr disclaims beneficial ownership of the shares held directly by KPCB IX-A, KPCB IX Associates, KPCB IX-B and KPCB ZF II.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,008,753

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
13.2%

12	TYPE OF REPORTING PERSON
IN

Item 1

(a)	Name of Issuer:
Martha Stewart Living Omnimedia, Inc.

(b)	Address of Issuer's Principal Executive Offices:
11 West 42nd Street New York, NY 10036

Item 2

(a)	NAME OF PERSONS FILING:
Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership KPCB IX Associates, LLC, a California limited liability company L. John Doerr

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE:
c/o Kleiner Perkins Caufield & Byers 2750 Sand Hill Road Menlo Park, CA 94025

(c)	CITIZENSHIP:
The entities listed in 2(a) are California entities. The individual listed in 2(a) is a United States citizen.

(d)	Title of Class of Securities:
Common Stock

(e)	CUSIP Number:
573083102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

        Not Applicable

Item 4. Ownership.

        See rows 5-11 of cover pages hereto.

Item 5. Ownership of Five Percent or Less of a Class.

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

        Under certain circumstances set forth in the limited partnership agreements of KPCB IX-A, KPCB IX-B and KPCB ZF II, and the operating agreement of KPCB IX Associates, the general and limited partners and members of such entities, may have the right to receive dividends on, or the proceeds from the sale of the securities of Martha Stewart Living Omnimedia, Inc. held by such entity. No such partner's or member's rights relate to more than five percent of the class.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

        Not Applicable

Item 8. Identification and Classification of Members of the Group.

        Not Applicable

Item 9. Notice of Dissolution of Group.

        Not Applicable

Item 10. Certification.

        Not Applicable

SIGNATURES

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2002

L. JOHN DOERR		KPCB IX ASSOCIATES, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY
Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri Attorney-in-Fact		Brook H. Byers A Managing Director
KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB IX Associates, LLC, a California Limited Liability Company, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A Managing Director

EXHIBIT A

Agreement of Joint Filing

        The undersigned hereby agree that they are filing jointly pursuant to Rule 13d-1 of the Act the statement dated February 14, 2002 containing the information required by Schedule 13G, for the securities of Martha Stewart Living Omnimedia, Inc., held by Kleiner Perkins Caufield & Byers IX-A, L.P., a California limited partnership, and with respect to the general partners, such other holdings as may be reported therein.

Date:    February 14, 2002

L. JOHN DOERR		KPCB IX ASSOCIATES, LLC, A CALIFORNIA LIMITED LIABILITY COMPANY
Signature:	/s/ Susan Biglieri	Signature:	/s/ Brook H. Byers
	Susan Biglieri Attorney-in-Fact		Brook H. Byers A Managing Director
KLEINER PERKINS CAUFIELD & BYERS IX-A, L.P., A CALIFORNIA LIMITED PARTNERSHIP
By: KPCB IX Associates, LLC, a California Limited Liability Company, its General Partner
		Signature:	/s/ Brook H. Byers
Brook H. Byers A Managing Director

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SIGNATURES
EXHIBIT A Agreement of Joint Filing